October 31, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

       Re: Gilmore Homes Gilmore Loans LLC
           Amendment No. 5 to
           Offering Statement on Form 1-A
           Filed October 9, 2019
           File No. 024-11011

Dear Mr. Gilmore:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2019 letter.

Amendment No. 5 to Offering Statement on Form 1-A filed October 9, 2019

General

1. We note your response to comment 1 and the revised disclosure. Please revise your disclosure regarding the uncertainty of enforceability of your mandatory arbitration provision. Your revised disclosure should include a discussion about the risk that a court may find your mandatory arbitration provision unenforceable.
2. We note your revised disclosure regarding the exception to the mandatory arbitration provision. However, the exception requires the unanimous consent of all parties and an investor would not be able to invoke the exception if you determine to proceed with mandatory arbitration. As a result, please revise to clarify that an investor will be subject
 Michael Gilmore
Gilmore Homes Gilmore Loans LLC
October 31, 2019
Page 2
         to the mandatory arbitration provision unless you determine to waive such requirement.
         In addition, to the extent both parties determine to waive mandatory arbitration, please revise to clarify how parties will "unanimously determine jurisdiction and venue."
       You may contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401
with any questions.



FirstName LastNameMichael Gilmore                             Sincerely,
Comapany NameGilmore Homes Gilmore Loans LLC
                                                              Division of
Corporation Finance
October 31, 2019 Page 2                                       Office of Real
Estate & Construction
FirstName LastName